SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 001-35464

                  Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 37804
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On or about November 20, 2013, Caesarstone Sdot-Yam Ltd. (the “Company”) plans to distribute to its shareholders copies of its proxy statement and proxy card for its Annual General Meeting of Shareholders to be held on December 19, 2013, in Israel. A copy of the proxy statement and proxy card are available on the Company’s website at www.caesarstone.com and are attached to this Form 6-K as Exhibit 99.1 and 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: November 15, 2013	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: VP Business Development & General Counsel

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit                    Description

99.1	Proxy statement for the Annual General Meeting of Shareholders of the Company to be held on December 19, 2013

99.2	Proxy card for the Annual General Meeting of Shareholders of the Company to be held on December 19, 2013